The accompanying consolidated financial statements of MDS Inc. have been prepared by management in accordance with generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in note 1 to the financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been prepared within reasonable limits of materiality.

The Board of Directors has appointed an Audit Committee consisting of three outside directors. The Committee meets during the year to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval. The financial information throughout the text of this annual report is consistent with the information presented in the financial statements.

The Company's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

External Auditors

The auditors' opinion is based upon an independent and objective examination of the Company's financial results for the year, conducted in accordance with generally accepted auditing standards. This examination encompasses an understanding and evaluation by the auditors of the Company's accounting and internal control systems as well as the obtaining of a sound understanding of the Company's business. The external auditors conduct appropriate tests of the Company's transactions and obtain sufficient audit evidence in order to provide them with reasonable assurance that the financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles, thus enabling them to issue their report to the shareholders.

Ernst & Young LLP, Chartered Accountants, having been appointed by the shareholders to serve as the Company's external auditors, have examined the consolidated financial statements of the Company and have reported thereon in their December 10, 2003 report.

Auditor's Report

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of MDS Inc. as at October 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and its cash flow for each of the years in the three-year period ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.

The Company changed its method of accounting for discontinued operations in 2003, as described in note 8.

Toronto, Canada
December 10, 2003.	Chartered Accountants

MDS Inc.

Consolidated Statements of Financial Position

As at October 31 (millions of Canadian dollars)	2003	2002

ASSETS
Current
Cash and cash equivalents	$ 263	$ 194
Accounts receivable (note 9)	274	328
Inventories (notes 2 & 9)	199	153
Income taxes recoverable	9	21
Prepaid expenses	30	25
	775	721
Capital assets (notes 3 & 9)	776	740
Future tax assets (note 15)	23	35
Long-term investments and other (note 4)	217	261
Goodwill	774	785
	$ 2,565	$ 2,542
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness (note 9)	$ 3	$ 10
Accounts payable and accrued liabilities	355	317
Deferred revenue	35	63
Income taxes payable	14	17
Current portion of long-term debt (note 9)	9	13
	416	420
Long-term debt (note 9)	533	602
Deferred revenue (note 10)	34	41
Other long-term obligations (note 7b)	23	18
Future tax liabilities (note 15)	70	51
Minority interest	63	56
	1,139	1,188
(Commitments and contingencies - notes 20 & 21)
Shareholders' equity
Share capital (notes 11 & 12)	816	805
Retained earnings	572	543
Cumulative translation adjustment (note 23)	38	6
	1,426	1,354
	$ 2,565	$ 2,542

Incorporated under the Canada Business Corporations Act

See accompanying notes

On behalf of the Board:

Wilfred G. Lewitt	Robert W. Luba
Director	Director

MDS Inc.

Consolidated Statements of Income

Years ended October 31 (millions of Canadian dollars)	2003	2002	2001
(restated - note 8)

Revenues	$ 1,799	$ 1,777	$ 1,617
Cost of revenues	(1,114)	(1,092)	(1,032)
Selling, general and administration	(333)	(330)	(307)
Research and development (note 14)	(42)	(57)	(52)
Depreciation and amortization	(78)	(87)	(78)
Restructuring charges - net (notes 8 & 13)	(28)	-	2
Other income (expense) - net (note 5)	(28)	(7)	-
Equity earnings and investment gains	3	8	3
Operating income	179	212	153
Gain from issue of shares by a subsidiary (note 7b))	-	-	54
	179	212	207

Interest expense	(28)	(17)	(20)
Dividend and interest income	9	6	12
Minority interest	(7)	(5)	(2)
Income from continuing operations before income taxes	153	196	197

Income taxes (note 15) - current	(49)	(59)	(92)
- future	(34)	(32)	10

Income from continuing operations before amortization of goodwill	70	105	115

Amortization of goodwill	-	-	(43)
Income from continuing operations	70	105	72

Income (loss) from discontinued operations - net of tax (note 8)	(22)	-	1

Net income	$ 48	$ 105	$ 73

Basic earnings per share - from continuing operations (note 16)	$ 0.50	$ 0.75	$ 0.51
- from discontinued operations	(0.16)	-	0.01
Basic earnings per share	$ 0.34	$ 0.75	$ 0.52

Diluted earnings per share - from continuing operations (note 16)	$ 0.50	$ 0.74	$ 0.50
- from discontinued operations	(0.16)	-	0.01
Diluted earnings per share	$ 0.34	$ 0.74	$ 0.51

See accompanying notes

MDS Inc.

Consolidated Statements of Retained Earnings

Years ended October 31 (millions of Canadian dollars)	2003	2002	2001

Retained earnings, beginning of year	$ 543	$ 457	$ 405
Net income	48	105	73
Repurchase of shares and options (notes 11 & 12)	(5)	(6)	(9)
Dividends	(14)	(13)	(12)
Retained earnings, end of year	$ 572	$ 543	$ 457

See accompanying notes

MDS Inc.

Consolidated Statements of Cash Flows

Years ended October 31 (millions of Canadian dollars)	2003	2002	2001

Operating activities
Net income	$ 48	$ 105	$ 73
Items not affecting current cash flow (note 18)	194	169	79
	242	274	152
Changes in non-cash working capital balances relating to operations (note 18)	(2)	(88)	(75)
	240	186	77
Investing activities
Acquisitions (note 7)	(8)	(16)	(15)
Purchase of capital assets	(121)	(152)	(115)
Proceeds from sale of business	31	23	-
Purchase of long-term investments and other	(48)	(54)	(9)
Other	-	-	14
	(146)	(199)	(125)
Financing activities
Issuance of long-term debt	563	69	212
Repayment of long-term debt	(541)	(11)	(228)
Increase (decrease) in deferred income and other long-term obligations	(7)	(11)	(75)
Payment of cash dividends	(10)	(10)	(10)
Issuance of shares	8	5	5
Repurchase of shares and options	(7)	(5)	(11)
Issuance of shares of subsidiary for cash	-	-	38
Distributions to minority interest	(11)	(10)	(7)
	(5)	27	(76)

Effect of foreign exchange rate changes on cash and cash equivalents	(13)	(1)	(3)
Increase (decrease) in cash position during the year	76	13	(127)
Cash position, beginning of year	184	171	298
Cash position, end of year	$ 260	$ 184	$ 171

Cash position comprises cash and cash equivalents less bank indebtedness

See accompanying notes

Cash interest paid	$ 15	$ 19	$ 30
Cash income taxes paid	$ 24	$ 24	$ 62

MDS Inc.

Notes to Consolidated Financial Statements

(All tabular amounts are in millions of Canadian dollars except where noted)

________________________________________________________________________________________________________________

1. Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of its joint ventures. All significant intercompany balances and transactions have been eliminated. The impact of material differences between Canadian and United States ("US") generally accepted accounting principles are set out in note 25.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Significant accounting policies are as follows:

Long-term investments and other

The accounts of all subsidiary companies are consolidated from the dates of acquisition.

Investments in joint ventures are accounted for using the proportionate consolidation method. Under this method the Company's proportionate share of joint venture revenues, expenses, assets and liabilities is included in the accounts.

Investments in significantly influenced companies are accounted for by the equity method.

Other long-term investments are carried at cost. If there is an other-than-temporary decline in value, these investments are written down to the estimated net realizable value.

Inventories

Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

Capital assets

Capital assets are carried in the accounts at cost less accumulated depreciation and amortization. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

Costs, including financing charges and certain design, construction and installation costs related to assets that are under construction and are in the process of being readied for their intended use, are recorded as construction in progress and are not subject to depreciation.

Depreciation and amortization, which are recorded from the date on which each asset is placed in service, are provided for on a straight-line basis over the estimated useful lives of the capital assets as follows:

Buildings	2.5% - 4%
Equipment	10% - 33%
Computer systems	20% - 33%
Leaseholds	Term of the lease plus all renewal periods, to a maximum of 20 years.
Facility modifications	Costs of modifications to facilities owned by others to permit isotope production are deferred and amortized over the contractual production period.

Research and development costs

The Company carries on various research and development programs, some of which are funded in part by customers and joint venture partners. Funding received is accounted for using the cost reduction approach. Net research costs are expensed as incurred. Development costs, which meet generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized over periods ranging from three to five years.

Goodwill

Goodwill arises on business acquisitions and comprises the amount paid in excess of the fair value of net identifiable assets acquired.

Effective November 1, 2001, the Company adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets." Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review at least annually. As of the adoption date, the Company completed impairment testing on the balance of goodwill and intangible assets and no impairment loss was recorded. The Company has determined that it has no intangible assets of indefinite life.

The carrying value of goodwill is assessed at least annually to determine if an impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill relates.

Retirement plans

The current service cost of pensions and other post-employment benefit plans (such as medical and dental care, life insurance and compensated absences) is charged to income annually. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees.

Revenues

Revenues are recorded when title to goods passes or services are provided to customers. Certain revenues received from diagnostic laboratory testing services are subject to future adjustment on settlement and are recorded based on management's estimate of amounts that ultimately will be realized by the Company. Adjustments, if any, are recorded in the period in which negotiations are completed.

Certain contract revenues are recognized using the percentage of completion method. Losses, if any, on such contracts are provided for in full at the time they are identified. Customer advances and billings in excess of costs plus estimated profits on contracts in progress are shown as liabilities.

Stock-based compensation plan

The Company has a stock-based compensation plan as described in note 12. No expense is recognized for this plan when stock options are granted to employees. Any consideration paid by employees for the purchase of shares on the exercise of stock options is credited to share capital. Prior to October 31, 2002, if stock options were repurchased from employees, the consideration paid, net of related tax recoveries, was charged to retained earnings. After October 31, 2002, the plan was changed and the Company can no longer repurchase stock options.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets while those related to current expenses are included in the determination of income.

Foreign currency translation

Foreign operations are considered self-sustaining and are translated using the current rate method. Assets and liabilities are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate for the year. Exchange gains or losses on translation of the Company's net equity investment in these subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as a separate component of shareholders' equity. The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in these subsidiaries resulting from a cash distribution.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits, and investments with maturities of three months or less.

Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company does not utilize derivative financial instruments for trading or speculative purposes.

The Company's policy is to document all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also assesses, both at the of the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates and interest rates. In order to manage these risks, the Company enters into foreign currency forward contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps and interest rate option contracts.

Foreign currency gains and losses on contracts used to hedge anticipated foreign currency denominated sales are recognized as an adjustment of the revenues when the sale is recorded.

Interest rate swap contracts are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Realized and unrealized gains or losses associated with derivative instruments which have been terminated or cease to be effective prior to maturity are deferred and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

2. Inventories

	2003	2002

Raw materials	$ 101	$ 85
Manufacturing work in process	30	23
Finished goods	36	37
Service contracts work in process	32	8
	$ 199	$ 153

3. Capital Assets

	2003		2002
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation

Land	$ 36	$ -	$ 37	$ -
Buildings	155	39	159	34
Equipment	381	207	350	201
Computer systems	149	94	141	83
Leaseholds	84	38	78	38
Facility modifications	55	24	40	23
Construction in progress	318	-	314	-
	$ 1,178	$ 402	$ 1,119	$ 379
Accumulated depreciation	(402)		(379)
Net book value	$ 776		$ 740

Construction in progress includes $44 million (2002 - $36) of capitalized financing costs.

4. Long-term Investments and Other

	2003	2002

Investments in significantly influenced companies and partnerships	$ 82	$ 42

Financial instrument pledged as security on long-term debt (note 7)	46	46
Venture capital investments	21	115
Other long-term investments	50	42
Other intangibles	18	16
	135	219
	$ 217	$ 261

  Operating income for the year includes $2 million (2002 - $8; 2001 - $3) as the Company's share of earnings of significantly influenced companies and partnerships. During the year, the Company increased its investment in Iconix Pharmaceuticals Inc. and, consequently, now exerts significant influence over Iconix. As at October 31, 2003, the investment in Iconix has been reclassified from venture capital investments to reflect this change.
  Certain long-term investments are in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. During the year, certain venture capital investments were written down to their estimated net realizable value (note 5). Further adverse developments could result in additional writedowns of the carrying values of these investments.
  Certain of the investments in significantly influenced companies and partnerships are subject to a formal valuation by other parties. The estimated fair value of these investments, as determined by these parties, amounts to $10 million (2002 - $8) compared with a carrying value of $6 million (2002 - $9).

Certain of the long-term investments held by the Company are considered to be financial instruments. Among these are several investments in shares of public companies. These marketable securities had a combined market value of $27 million (2002 - $10) and a combined carrying value of $16 million (2002 - $23).

In addition to these marketable securities, the financial instrument pledged as security on long-term debt has a fair value that approximates its carrying value. The estimated fair values of the remaining long-term investments are not readily determinable.

d) Other intangibles includes $18 million of unamortized deferred development costs (2002 - $14).

5. Other Income (Expense) - net

	2003	2002	2001

Gain on patent litigation	$ 39	$ -	$ -
Gain (loss) on sale of business (note 7)	10	(7)	-
Writedown of long-term investments	(77)	-	-
	$ (28)	$ (7)	$ -

Certain of the long-term investees of the Company encountered financial and other difficulties that resulted in significant declines in the value that could be realized in the event of a sale. Because this decline was believed to be other than temporary, the Company recorded a writedown of $77 million to reduce the carrying value of these investments to an estimate of their net realizable value.

6. Joint Ventures

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures in which it holds various percentage interests. Following are condensed combined balance sheets and statements of income reflecting the Company's interest in joint venture operations:

	2003	2002	2001

Current assets	$ 93	$ 104	$ 106
Other assets	38	38	39
	$ 131	$ 142	$ 145

Current liabilities	$ 52	$ 51	$ 63
Long-term debt	8	8	10
Equity	71	83	72
	$ 131	$ 142	$ 145
Net revenues	$ 479	$ 441	$ 360
Operating income	$ 129	$ 90	$ 48
Cash flow from operating activities	$ 160	$ 74	$ 34

Cash outflow from investing activities for the joint ventures totalled $18 million (2002 - $10; 2001 - $12) and cash inflow (outflow) from financing activities (excluding transactions with partners) was nil; (2002 - ($2); 2001 - $3). During the year, the joint ventures distributed $267 million (2002 - $150; 2001 - $59) to partner, of which the Company's share was approximately 50%.

7. Acquisitions and Divestutures

a) Life Sciences and Health segments

During fiscal 2003, the Company sold Isotopes business units for net proceeds of $35 million ($32 million in cash; $3 million in shares). A gain of $10 million was recognized on these transactions (see note 5). These businesses had annual revenues of $36 million in 2002 and $6 million prior to sale in 2003.

In 2003, the Company acquired an early-stage clinical research facility in New Orleans, Louisiana for cash consideration of $8 million, representing $2 million of net tangible assets and $6 million of goodwill. The transaction also included $1 million of contingent consideration.

During fiscal 2002, the Company disposed of an isotopes business and a distribution business for total proceeds of $23 million. No gain or loss resulted from the sale of the isotope business. A loss of $7 million was recorded on the sale of the distribution business. These businesses had annual revenues of $14 million and $46 million, respectively.

During fiscal 2001, the Company made a number of small acquisitions in the Health segment at a total cost of $3 million.

b) MDS Proteomics

During 2002, the holders of a put option relating to a previous year's acquisition caused MDS Proteomics to indirectly redeem 480,000 of its Common shares at a price of $25 per share. MDS has recorded the payment as goodwill as its interest in MDS Proteomics increased to 89% because of the redemption.

During 2001, MDS Proteomics issued treasury shares for cash of $38 million. As a result, the Company's interest in MDS Proteomics was reduced and MDS recorded gains from issuance of these shares totalling $31 million. In January 2001,

MDS Proteomics issued treasury shares and options in exchange for the 28% of Ocata, which it did not already own. As a result, MDS's interest in MDS Proteomics was reduced and MDS recorded a gain from the issuance of these shares totalling $23 million.

In April 2001, MDS acquired 2.9 million of the Special Warrants of MDS Proteomics at a cost of $78 million. Immediately thereafter the Special Warrants were converted to Common shares of MDS Proteomics. In 2002, MDS acquired the balance of the Special Warrants for $3 million in cash and the issuance of 334,225 Common shares.

The total cost of the acquisitions described in (a) and (b) above has been allocated as follows:

	2003	2002	2001

Working capital	$ 2	$ -	$ (2)
Other long-term assets	-	-	1
Goodwill	6	14	49
	8	14	48
Long-term debt and other long-term obligations	-	10	-
Minority interest	-	-	(33)
Shares issued (2002 - 334,225)	-	(8)	-
Total cash consideration	$ 8	$ 16	$ 15

8. Discontinued Operations

On October 24, 2003, MDS's Board of Directors approved a plan to discontinue the operations of a manufacturing facility in Fleurus, Belgium.

Pursuant to the CICA recommendation Section 3475, ''Disposal of Long-lived Assets and Discontinued Operations,'' the revenues and expenses of the business have been netted and reported as income (loss) from discontinued business on the Consolidated Statements of Income. Figures for 2002 and 2001 have been restated to reflect this presentation. The revenues and pre-tax income (loss) of the discontinued operations for the years ended October 31 were as follows:

	2003	2002	2001

Revenues	$ 15	$ 15	$ 19

Income (loss) from discontinued operations - net of tax	$ (22)	$ -	$ 1

The $22 million loss from discontinued operations primarily reflects provision for the estimated costs directly associated with the plan of disposition. In addition to operating costs of $1 million, the loss for 2003 reflects provisions for workforce reductions totalling $14 million, provision for uncollectible receivables of $1 million, other asset write-offs of $2 million, and provisions for contractual obligations and other liabilities of $4 million. No tax effect has been recorded for this loss.

Under accounting standards in effect before May 1, 2003, other businesses sold in the years covered by these financial statements did not qualify as discontinued operations and have not been presented as such herein.

9. Credit Facilities

	Maturity	2003	2002

Long-term credit facilities	2007 to 2015	$ -	$ 510
Senior unsecured notes	2005 to 2015	411	-
Other debt	2004 to 2015	131	105
Total long-term debt		542	615
Current portion		(9)	(13)
		$ 533	$ 602

During 2003, the Company completed a private placement of US$311 million of Senior Unsecured Notes payable (the "Notes"). The Notes bear interest at rates between 5.15% and 6.19% and have various terms between five and twelve years. Proceeds of the Notes were used to repay and cancel other long-term credit facilities. In addition, the Company has a $225 million 364-day extendible revolving credit facility. This facility remains undrawn as of October 31, 2003.

Other long-term debt includes a non-interest bearing government loan with a carrying value of $50 million (2002 - $50) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt (note 4). The remaining debt, amounting to $81 million (2002 - $52), bears interest at annual variable rates tied to bank prime.

During 2003, MDS Proteomics entered into a five-year agreement with Cephalon Inc., an international biopharmaceutical company. MDS Proteomics will receive payments upon the successful achievement of specified milestones and will receive royalties on the sale of products resulting from the collaboration. As part of the agreement, Cephalon purchased from MDS Proteomics a US$30 million 5% convertible note due in 2010. The note is convertible into MDS Proteomics' Common shares on completion of an initial public offering at an initial conversion price of US$22 per share, subject to adjustment if MDS Proteomics sells Common shares at a lower price. Due to the conversion feature of this note, $11 million of the note's nominal value is reflected in minority interest.

Principal repayments of long-term debt are:

2004	$ 9
2005	12
2006	11
2007	36
2008	111
Thereafter	363
$ 542

The Company has operating and term lines of credit totalling $45 million. Specific charges on accounts receivable, inventories, and capital assets have been pledged as security for certain of these lines of credit totalling $25 million. As at October 31, 2003 the Company has borrowed $3 million related to these credit facilities (2002 - $10).

10. Deferred Revenue

Deferred revenue includes $32 million deferred credit (2002 - $38), which is being amortized over fifteen years using the sum of the years' digits method.

11. Share Capital

(a) Summary of issued share capital

	Common Shares
(number of shares in thousands)	Number	Amount

Balance - October 31, 2000	139,470	$ 782
Issued during 2001	436	8
Repurchased and cancelled	(229)	(1)
Balance - October 31, 2001	139,677	789
Issued during 2002	878	16
Repurchased and cancelled	(48)	-
Balance - October 31, 2002	140,507	805
Issued during 2003	925	13
Repurchased and cancelled	(310)	(2)
Balance - October 31, 2003	141,122	$ 816

During 2003, the Company declared and paid cash dividends of $10 million on Common shares (2002 - $10; 2001 - $10).

During 2003, the Company repurchased and cancelled 310,450 Common shares (2002 - 48,300) for $2 million (2002 - $1; 2001 - $4) under the terms of a Normal Course Issuer Bid. The excess of costs over the stated capital of the acquired shares was charged to retained earnings.

(b) Stock Dividend and Share Purchase Plan and Employee Share Ownership Plan

Under the Company's Stock Dividend and Share Purchase Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Stock dividends are issued at not less than 95% of the five-day average market price (the "Average Market Price") of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants may also make optional cash payments of up to $3,000 semi-annually to purchase additional Common shares at the Average Market Price. Participation in this plan for the year ended October 31, 2003 resulted in the issuance of 257,957 Common shares (2002 - 171,193) as stock dividends and the issuance of 15,248 Common shares (2002 - 14,876) for cash.

Under the terms of the Company's Employee Share Ownership Plan, eligible employees are able to purchase Common shares at 90% of the Average Market Price for the period preceding the purchase. During the year, the Company issued 188,671 Common shares (2002 - 168,877) under this plan for $3 million (2002 - $3) and 537,065 are reserved for issue.

12. Stock-based Compensation Plan

(a) Stock option plan

The Company has a stock option plan (the "Plan") primarily for senior management employees. Under the terms of the Plan, the Company may grant stock options to eligible employees and certain others to maximum amounts as set out below. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. Stock options vest evenly over five years and have a maximum term of ten years.

	2003		2002
	Number (000s)	Weighted Average Exercise Price	Number (000)	Weighted Average Exercise Price
Maximum available for issue	11,716		12,158

Outstanding November 1	7,722	$ 15.58	6,924	$ 13.87
Granted	1,460	21.50	1,813	19.14
Exercised	(442)	9.66	(157)	3.82
Cancelled	(278)	19.30	(858)	11.44
Outstanding October 31	8,462	$ 16.79	7,722	$ 15.58
Options vested at year-end	4,191	$ 13.93	3,404	$ 12.07

Options outstanding at October 31, 2003 comprise:

	Weighted Average	Options Outstanding		Options Exercisable
Range of Exercise Price	Remaining Contractual Life (Years)	Number (000)	Weighted Average Exercise Price	Number (000)	Weighted Average Exercise Price
$3.03 - $13.94	2.4	1,308	$ 7.82	1,300	$ 7.78
$13.95 - $15.70	5.3	2,607	$ 14.53	1,911	$ 14.67
$15.71 - $18.90	8.1	1,639	$ 18.82	345	$ 18.63
$18.91 - $21.75	8.9	1,669	$ 21.42	136	$ 20.38
$21.76 - $31.50	7.2	1,239	$ 22.11	499	$ 22.11
	6.4	8,462	$ 16.79	4,191	$ 13.93

Prior to October 28, 2002, the Plan included terms that enabled stock option holders to request that the Company repurchase vested stock options. Effective October 28, 2002 the terms of the Plan were amended and stock option holders are no longer able to request repurchase of their vested stock options. Consequently, there were no stock options repurchased during 2003 (2002 - 654,000; 2001 - 606,000).

  Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments".

The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2003	2002	2001

Risk-free interest rate	5.5%	4.2%	5.0%
Expected dividend yield	1.0%	1.0%	1.0%
Expected volatility	.357	.298	.311
Expected time until exercise	5.25	5.25	5.25

The weighted average fair value of options granted is estimated at $8.01 per Common share in 2003, $5.98 per Common share in 2002, and $7.39 per Common share in 2001.

At the end of the year, stock options to purchase common shares in a subsidiary were re-priced by the subsidiary below the estimated fair value of the subsidiary's common shares. If the Company expensed stock options, this re-pricing would have resulted in a $2 million increase in compensation expense in 2003.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	2003	2002	2001
Net income - pro forma	$ 40	$ 98	$ 65
Earnings per share - basic	$ 0.28	$ 0.70	$ 0.46
- diluted	$ 0.28	$ 0.69	$ 0.45

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

13. Restructuring Charges

	Restructuring charge	Cumulative drawdowns		Provision balance at October 31, 2003
		Cash	Non-cash
Restructuring activities:
Workforce reductions	$ 17	$ -	$ -	$ 17
Equipment & other asset writedowns	11	-	11	-
	$ 28	$ -	$ 11	$ 17

For the year ended October 31, 2003, MDS recorded restructuring charges of $28 million (after tax - $20 million) relating to the implementation of certain change initiatives affecting the provision of support services, senior management reductions and other initiatives taking place in the business units, including system implementations. This charge included workforce reduction charges of $17 million related to the cost of severance and benefits associated with approximately 220 employees.

The workforce reduction was primarily in our Life Sciences and Health segments in North America and Europe. We expect the provision to be substantially utilized by mid-2004.

Equipment and other asset writedowns of $11 million primarily related to certain computer equipment, which are subject to a sale and leaseback agreement. Immediate recognition of a loss is required because the fair value of the computer equipment is less than its carrying value.

During 2001, the Company exited certain lines of business and restructured certain activities in the Life Sciences segment. The Company recorded a restructuring charge of $28 million to cover costs associated with these activities, all of which were subsequently incurred. In addition, as a result of the amalgamation of certain legal entities, the Company became eligible for investment tax credits of $30 million related to expenditures of prior years.

14. Research and Development

	2003	2002	2001

Gross expenditures in the year	$ 92	$ 97	$ 76
Investment tax credits	(15)	(8)	(1)
Recoveries from partners	(22)	(17)	(13)
Development costs deferred	(7)	(6)	(5)
Amortization of amounts previously deferred	4	5	5
Research and development expense	$ 52	$ 71	$ 62

The research and development expenses set out above include capital asset depreciation and amortization expense, which is set out separately in the Consolidated Statements of Income. Excluding depreciation and amortization, research and development expense was $42 million for the year (2002 - $57; 2001 - $52).

15. Income Taxes

(a) Provision

The Company's effective income tax rate has the following components:

	2003	2002	2001
	%	%	%
Combined Canadian federal and provincial tax rate	36.8	38.4	42.6
Increase in tax rate as a result of:
Research and development	(1.1)	(0.8)	(2.6)
Manufacturing and processing rate	(2.0)	(2.0)	(2.8)
Investment dispositions and writedowns	11.8	1.8	2.2
Restructuring and discontinued operations	2.6	-	-
Tax rate on foreign operations	4.1	1.6	4.3
Federal capital taxes	1.5	1.4	0.5
Tax impact of minority interest and equity earnings	0.9	0.5	1.1
Revaluation of future income tax assets	-	-	4.7
Other	(8.2)	0.8	(0.3)
	46.4	41.7	49.7
MDS Proteomics losses not recognized	7.8	4.7	3.2
Gain from issuance of shares by MDS Proteomics	-	-	(11.5)
Effective income tax rate	54.2	46.4	41.4

(b) Future tax assets and liabilities

Future tax assets and liabilities consist of the following temporary differences:

	2003	2002
Future tax assets
Tax benefits of loss carryforwards
Pre-acquisition	$ 20	$ 15
Post-acquisition	68	48
Tax basis in excess of book value	(2)	-
Investment tax credits	-	8
Provisions and reserves	27	8
Future tax assets before valuation allowance	113	79
Valuation allowance	(90)	(44)
	23	35
Future tax liabilities
Book value in excess of tax basis	(64)	(57)
Tax on investment tax credits recognized for accounting purposes	(15)	-
Provisions and reserves	9	6
	(70)	(51)

Net future tax liabilities	$ (47)	$ (16)

(c) Tax loss carryforwards

As at October 31, 2003, the Company has recorded future tax assets relating to income tax loss carryforwards of $88 million (2002 - $63) before valuation allowances. These assets relate to $271 million (2002 - $178) of tax loss carryforwards. Of the total losses, $75 million (2002 - $53) expire between 2004 and 2011, $93 million (2002 - $77) expire between 2012 and 2023, and the remaining $103 million (2002 - $48) may be carried forward indefinitely.

(d) Investment tax credits

During the year the Company recognized investment tax credits relating to research performed in Canada on its own behalf and on behalf of certain customers of $41 million (2002 - $23). Of this amount, $10 million (2002 - nil) related to capital assets and was applied to reduce the carrying amount of these assets. The balance was attributable to salaries and other research related expenditures incurred in the year and was recorded as a reduction of those expenses.

16. Earnings Per Share

	2003	2002	2001

Net income available to Common shareholders	$ 48	$ 105	$ 73

Weighted average number of Common shares outstanding - basic	141	140	140
Impact of stock options assumed exercised	1	2	2
Weighted average number of Common shares outstanding - diluted	142	142	142

Basic earnings per share have been calculated using the weighted average number of Common shares outstanding during the period.

Diluted earnings per share have been calculated, using the treasury stock method, by dividing net earnings applicable to Common shares by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the year. This method computes the number of incremental shares by assuming the outstanding stock options are exercised and then reduced by the number of Common shares assumed to be repurchased from the issuance proceeds, using the Average Market Price of MDS's Common shares for the period.

For fiscal 2001, earnings per share from continuing operations was calculated after deducting amortization of goodwill. Earnings per share prior to deducting goodwill amortization for 2001 were $0.83 (diluted - $0.82).

17. Retirement Plans

The Company sponsors various post-employment benefit plans including defined benefit pension plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded.

Net periodic benefit costs for the Company's post-employment benefit plans comprise the following components:

	2003	2002	2001

Service cost	$ 6	$ 7	$ 5
Interest cost	10	10	9
Expected return on plan assets	(12)	(12)	(11)
Recognized actuarial gain	-	(1)	(1)
Amortization of net transition asset	(3)	(2)	-
Net periodic benefit cost	$ 1	$ 2	$ 2

The following assumptions were used in the determination of the net periodic benefit cost:

	2003	2002	2001
Expected rate of return on plan assets	7.0%	7.0%	7.0%
Discount rate	6.5%	7.0%	7.0%
Rate of compensation increase	4.5%	4.8%	5.0%
Health care cost trend rate - first four years	9.3%	8.6%	8.1%
- thereafter	4.5%	4.5%	4.5%

Changes in the benefit obligation for the plans were as follows:

	2003	2002
Benefit obligations - beginning of year	$ 156	$ 139
Service cost - pension	6	7
Interest cost	11	10
Benefits paid	(3)	(2)
Actuarial loss	2	2
Benefit obligations - end of year	172	156
Non-pension benefit obligations - end of year	18	14
	$ 190	$ 170

Changes in the assets of the plans were as follows:

	2003	2002
Plan assets at fair value - beginning of year	$ 163	$ 162
Actual return on plan assets	19	(1)
Benefits paid	(3)	(2)
Company contributions	2	2
Participant contributions	2	2
Plan assets at fair value - end of year	$ 183	$ 163

Amounts recognized in the Company's consolidated statements of financial position consist of:

	2003	2002

Plan assets in excess of projected obligations	$ 11	$ 7
Unrecognized actuarial gains	3	5
Unrecognized net transition asset	(2)	(2)
	$ 12	$ 10

18. Cash Flow

Non-cash items affecting net income comprise:

Years ended October 31	2003	2002	2001

Depreciation and amortization	$ 78	$ 87	$ 78
Amortization of goodwill	-	-	45
Minority interest	7	5	2
Future income taxes	32	73	(10)
Equity earnings (net of distributions)	-	(3)	(1)
Writedown of long-term investments	77	-	-
Loss (gain) on sale of businesses and investments	(12)	7	-
Equipment and other asset writedowns	11	-	19
Dilution (gains) and other losses	1	-	(54)
	$ 194	$ 169	$ 79

Changes in non-cash working capital balances relating to operations include:

Years ended October 31	2003	2002	2001

Accounts receivable	$ 50	$ (37)	$ (17)
Inventories	(49)	(4)	(24)
Accounts payable and deferred income	11	(33)	25
Income taxes	8	(14)	(47)
Other	(22)	-	(12)
	$ (2)	$ (88)	$ (75)

19. Segmented Information

Management has determined that the Company operates within three dominant segments - Life Sciences, Health and Proteomics. These segments are organized predominantly around customer groups identified for the businesses.

Life Sciences businesses supply products and services to manufacturers of medical products such as pharmaceuticals, medical devices and supplies. The products and services provided by Life Sciences businesses include pharmaceutical contract research services, medical isotopes and advanced analytical equipment.

Health businesses are focused on the provision of products and services to individuals and to institutions, which provide health care services to consumers. Health products and services include clinical laboratory testing and distribution of medical products.

Proteomics is focused on research and development in the field of proteomic-enabled drug discovery. Proteomics' products and services include capabilities in proteomics systems, technology, drug design, screening and biology.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions.

Operating results

					Amortization
		Net Revenues	Operating Income (loss) before Restructuring	Restructuring Charges	Capital Assets and other intangibles	Goodwill

Life Sciences	2003	$ 1,083	$ 211	$ (19)	$ 50	$ -
	2002	1,053	205	-	52	-
	2001	914	140	2	49	15

Health	2003	$ 715	$ 29	$ (9)	17	$ -
	2002	721	59	-	22	-
	2001	700	64	-	19	10

Proteomics	2003	$ 1	$ (33)	$ -	11	$ -
	2002	3	(52)	-	13	-
	2001	3	(53)	-	10	20

Total	2003	$ 1,799	$ 207	$ (28)	78	$ -
	2002	1,777	212	-	87	-
	2001	1,617	151	2	78	45

Financial position

			Additions
		Total Assets	Capital Assets	Goodwill	Investment in Investees Subject to Significant Influence

Life Sciences	2003	$ 1,951	$ 101	$ 6	$ 72
	2002	1,915	130	-	33
	2001	1,773	65	7	29

Health	2003	$ 428	$ 19	$ -	$ 10
	2002	448	19	-	9
	2001	431	21	4	9

Proteomics	2003	$ 186	$ 1	$ -	$ -
	2002	179	3	15	-
	2001	198	29	77	-

Total	2003	$ 2,565	$ 121	$ 6	$ 82
	2002	2,542	152	15	42
	2001	2,402	115	88	38

Revenues by customer location

		Canada	US	Europe	Asia	Other

Life Sciences	2003	$ 80	$ 542	$ 282	$ 120	$ 59
	2002	91	538	278	104	42
	2001	64	492	238	88	32

Health	2003	$ 581	$ 134	$ -	$ -	$ -
	2002	568	153	-	-	-
	2001	531	165	2	1	1

Proteomics	2003	$ 1	$ -	$ -	$ -	$ -
	2002	-	1	2	-	-
	2001	-	2	1	-	-

Total	2003	$ 662	$ 676	$ 282	$ 120	$ 59
	2002	659	692	280	104	42
	2001	595	659	241	89	33

Export sales by Canadian operations during fiscal 2003 amounted to approximately $714 million (2002 - $588; 2001 - $506).

Capital Assets and Goodwill

		Canada	US	Europe	Asia	Goodwill

Life Sciences	2003	$ 552	$ 67	$ 45	$ 2	$ 545
	2002	507	37	73	11	549
	2001	435	40	50	13	565

Health	2003	$ 65	$ 15	$ -	$ -	$ 113
	2002	55	17	-	-	114
	2001	59	19	-	-	109

Proteomics	2003	$ 25	$ 4	$ 1	$ -	$ 116
	2002	30	-	10	-	116
	2001	32	-	13	-	102

Total	2003	$ 642	$ 86	$ 46	$ 2	$ 774
	2002	592	54	83	11	779
	2001	526	59	63	13	776

Revenues By Products and Services

		Isotopes	Analytical Equipment	Pharmaceutical Research Services	Clinical Laboratory Services	Distribution	Proteomics

Total	2003	$ 309	$ 270	$ 504	$ 532	$ 183	$ 1
	2002	328	217	508	531	190	3
	2001	324	160	430	480	220	3

20. Commitments and Contingencies

  Operating leases and other long-term commitments

As at October 31, 2003, the Company is obligated under premises and equipment leases, and other long-term contractual commitments to make minimum payments of approximately:

	Operating leases	Other contractual commitments
2004	$ 36	$ 81
2005	30	79
2006	26	62
2007	18	51
2008	12	44
Thereafter	28	98
	$ 150	$ 415

Rental expense under premises and equipment leases for the year ended October 31, 2003 was $52 million (2002 - $50; 2001 - $49).

Of the contractual commitments stated above, $100 million is associated with long-term supply arrangements with Ontario Power Generation Inc. and Atomic Energy of Canada Limited ("AECL"), which provide the Company with the majority of its supply of radioisotopes. In addition, the Company has contracted with AECL for the construction of two isotope reactors and a processing facility expected to be in operation by 2005. The estimated remaining cost of construction of these facilities is $27 million ($8 million after cost sharing reimbursement from AECL).

In addition, the other contractual commitments included a seven-year commitment totalling $265 million relating to the outsourcing of the information technology infrastructure to IBM, and $15 million relating to the implementation of Oracle e-Business Suite as a common business system across the Company over the next two years.

The Company has entered into a sale-leaseback transaction for certain of its computer equipment with carrying values of approximately $12 million, resulting in a $9 million loss on disposal. This operating lease is over a three-year period.

21. Guarantees

During the year, the Company undertook to guarantee a bank loan of $20 million on behalf of an investee, Hemosol Inc. (the "Borrower"), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS will be subrogated to and take an assignment of the rights and remedies of the bank under the loan.

In consideration for providing the guarantee, MDS received 6 million warrants to purchase Common shares of the Borrower, of which 5 million are immediately exercisable at a price of $1 per share. The Borrower may extend the term of the loan beyond 18 months to a maximum of 30 months. For each month beyond the initial 18-months of the loan, MDS will be entitled to receive warrants enabling it to purchase an additional 333,333 Common shares at a price to be determined based on market value, to a maximum of an additional 4 million shares. If the Borrower wishes to extend the loan beyond 18 months, regulatory approval will be required for the additional warrants to be issued to MDS. For each of the first three months of such an extension, MDS will become entitled to exercise 333,333 additional warrants, bringing the total number of exercisable $1 warrants to 6 million after 18 months.

Other guarantees for which the Company is contractually obligated to make payments in the event of a default by a third party or due to its inability to meet certain performance-based obligations total approximately $10 million.

22. Financial Instruments

a) Foreign exchange and interest rate contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates and interest rates. From time to time, the Company uses foreign currency forward and option contracts to manage its foreign exchange risk. Certain Canadian operations of the Company will have net cash inflows in 2003 and subsequent years denominated in US dollars. The Company enters into foreign exchange contracts to hedge a substantial portion of these net cash flows. The Company uses interest rate swap contracts to manage its exposure to interest rate risk on certain of its debt obligations and thereby reduce its exposure to fluctuations in market interest rates.

As of October 31, 2003, the Company had outstanding foreign exchange contracts and options in place to sell up to US$481 million at a weighted average rate of C$1.52 maturing over the next 21 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate and an option to enter into a swap contract that would exchange a notional amount of US$157 million of debt from a fixed to a floating interest rate.

b) Credit risk

Certain of the Company's financial assets, including cash and short-term investments, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. A significant portion of the outstanding accounts receivable at October 31, 2003 is due from provincial health authorities. No other single party accounts for a significant balance of accounts receivable.

c) Fair value

Short-term investments, accounts receivable, accounts payable, accrued liabilities and income taxes - These assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Foreign exchange and interest rate swap contracts - These contracts are treated as hedges for accounting purposes. As at October 31, 2003, the carrying amounts and fair values for derivative financial instruments are as follows:

	2003		2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:
Currency forward and option contracts	$ -	$ 56	$ -	$ 3
Interest rate swap and option contracts	$ -	$ (4)	$ -	$ (1)

23. Cumulative Translation Adjustment

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange gain of $38 million as at October 31, 2003 (2002 - $6) exists primarily due to the weakening of the US dollar against the Canadian dollar.

24. Comparative Figures

Certain figures for previous years have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2002 and 2001 has been restated to reflect the discontinued operations reported in 2003.

25. Reconciliation to Accounting Principles Generally Accepted in the United States

The following information is being provided to comply with certain disclosure requirements of the Securities and Exchange Commission ("SEC") of the United States.

a) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain material respects from those applicable in the United States ("US GAAP"). The material differences, as they apply to the consolidated financial statements of the Company, are as follows:
  The Company designates certain foreign exchange forward contracts as a hedge of future revenue streams. Under Canadian GAAP, the resulting gains and losses on the contracts are recorded in operations when the contracts mature in future periods. Under US GAAP, these contracts would not qualify for hedge accounting, but rather would be recorded as fair value with changes in fair value included in earnings.
  Under Canadian GAAP, costs incurred during the start-up phase of new lines of business may be capitalized if certain criteria, related primarily to recoverability, are met. The Company defers such costs of start-up activities and amortizes them over periods ranging from three to seven years.

  Under Canadian GAAP, product development costs that meet certain criteria are required to be capitalized and amortized over the future periods benefited. Under US GAAP, such costs are included in income as incurred.

  Under Canadian GAAP, the premium paid on stock options that are repurchased for cancellation, net of applicable taxes, is charged to retained earnings. Under US GAAP as prescribed by APB 25, where cash payments are made in respect of options issued prior to July 1, 2000, or where options are issued having a strike price below fair market value, the premium paid or the intrinsic value is considered to be compensation expense and deducted from income.

  Under Financial Accounting Standards Board FIN 44, where a company has a practice of repurchasing stock options for cancellation for cash, the stock option plan is considered to be a variable compensation plan. Increases in the intrinsic value of non-vested stock options are amortized as a deduction from income over the remaining vesting period. Increases in the intrinsic value of vested options are charged directly to income. FIN 44 applies to options issued by the Company subsequent to June 30, 2000. Effective October 28, 2002, the terms of the Plan were amended and stock option holders are no longer able to request repurchase of their vested stock options. Consequently, the impact of changes in the intrinsic value no longer exists.

  Dilution gains on development-stage subsidiaries are not reported in income under SEC accounting requirements.
  Under US GAAP, certain acquisition-related restructuring costs are expensed as incurred and are not included as part of the cost of the acquisitions. Under Canadian GAAP, such costs are recorded as acquired assets and amortized to earnings over their expected useful lives.
  Under US GAAP, investments in certain securities that are considered to be available for sale are to be reported at fair market value. Unrealized holding gains and losses on securities considered available for sale are recorded as a component of comprehensive income until realized. A decline in the fair value of securities available for sale that is considered other than temporary in nature is to be reported as a component of net income. Under Canadian GAAP, these securities are recorded at cost less any provision for declines in value considered to be other than temporary and related gains or losses are included in income when realized.
  The Company has interests in certain jointly controlled entities that are required to be proportionately consolidated in the Company's Canadian GAAP financial statements. For purposes of US GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under US GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities. Summary balance sheets and income statements, along with certain cash flow information, for the Company's joint venture investees are provided in note 6.
  Under Canadian GAAP, CICA HB Section 3860, "Financial Instruments," requires the separate presentation of the debt and equity components of a debt instrument when such an instrument can be settled by the issuance of Common shares and is convertible into equity of the Company by the issuer. Interest related to the equity component is charged to Shareholders' equity through the accretion of equity component of debentures payable. Under US GAAP, Financial Accounting Standards Board 133, "Accounting for Derivative Instruments and Hedging Activities", does not permit a portion of the proceeds from the issuance of this type of convertible security to be accounted for as attributable to the conversion feature. As a result, under US GAAP, the net loss would have increased by the amount of interest, which is immaterial in 2003, accreted to the equity component of the convertible debentures and long-term debt would increase by $11 million and minority interest would decrease by a similar amount.

b) The following table presents the effects on the consolidated statements of income of the above differences:

	2003	2002	2001

Net income under Canadian GAAP	$ 48	$ 105	$ 73
Adjustments:
Unrealized gains on foreign exchange contracts	46	6	7
Deferred start-up and development costs	(17)	(15)	(13)
Stock options repurchased	-	(8)	(13)
Gain from issue of shares by a development-stage subsidiary	-	-	(54)
Acquisition-related restructuring costs	-	-	1
Impairment of long-term investment *	21	-	(2)
Stock-based compensation	(2)	-	-
Income taxes	(10)	7	7
Net income under US GAAP	$ 86	$ 95	$ 6

Earnings per share under US GAAP:
Basic	$ 0.61	$ 0.68	$ 0.04
Diluted	$ 0.60	$ 0.66	$ 0.04

* Adjustment to reflect write-off of investment recorded in 2003 under Canadian GAAP, which was written off under US GAAP in prior periods.

Under US GAAP, the following consolidated statement of comprehensive income is required:

	2003	2002	2001

Net income under US GAAP	$ 86	$ 95	$ 6
Unrealized gain (loss) on share investments, net of tax	(33)	(62)	(62)
Foreign currency translation adjustment	-	-	(1)
Comprehensive income (loss)	$ 53	$ 33	$ (57)

c) The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under US GAAP. The revised amounts would have been as follows:

	2003	2002

Accounts receivable - trade	$ 248	$ 277
- other	79	55
Current future tax assets	-	5
Capital assets	724	707
Long-term future tax assets	31	54
Long-term investments	154	193
Goodwill	773	773
Accounts payable - trade	140	139
- other	215	178
Long-term future tax liabilities	41	32
Accumulated comprehensive income	40	19
Additional paid-in capital	93	90
Retained earnings	448	379

  Under accounting principles generally accepted in the United States, amortization of goodwill would be shown as part of income from operations and amortization of goodwill would not be presented on a net-of-tax basis. Earnings per share before amortization of goodwill would not be presented under accounting principles generally accepted in the United States.
  Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards that have not yet been adopted due to delayed effective dates. In January 2003, the FASB issued Interpretation (FIN) 46, "Consolidation of Variable Interest Entities." FIN 46 provides a framework for identifying variable interest entities (VIEs) and requires a company to consolidate a VIE if the company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. FIN 46 is applicable immediately for any new VIEs created after January 31, 2003. There is no current impact on the consolidated financial statements as a result of this adoption. For entities that were created prior to February 1, 2003, the provisions of FIN 46 are not effective until the end of the first interim or annual period ending after December 15, 2003. Additional guidance on implementing FIN 46 is evolving through the issuance of FASB Staff Positions. In addition, a draft interpretation modifying FIN 46 has been issued for comment. MDS will continue to review the status of VIEs as this guidance is finalized.